SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                       QUALIFIED PROPERTIES 80, L.P.
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                             (Name of Issuer)

                                   UNITS
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                      (Title of Class of Securities)

                                 44850K104
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                              (CUSIP NUMBER)

                    FIRST TRUST CO. MANAGEMENT, L.L.C.
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              August 20, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. 44850K104           13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      First Trust Co. Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [   ]
                                                           (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
      AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                             [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF           7    SOLE VOTING POWER         3,783
SHARES
BENEFICIALLY        8    SHARED VOTING POWER       0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER    3,783
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,783

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.4%

14   TYPE OF REPORTING PERSON*
       OO, IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT


                      AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is being filed on behalf of First Trust Co. Management, L.L.C., a Delaware limited liability company ("FTCM"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), a member of FTCM in his individual capacity, as an amendment to the initial statement on
Schedule 13D, relating to units of limited partnership interests ("Units") of Qualified Properties 80, L.P., a Virginia limited partnership (the "Issuer"), as filed with the Securities and Exchange Commission on June 11, 1997 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of September 9, 1997, FTCM had invested $ 1,062,717.50 in Units through First Trust Co. The source of these funds was the contributed capital of First Trust Co.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a) As of September 9, 1997, FTCM and Mr. Tannenbaum are beneficial owners of 3,783 Units, or 7.4% of the Units outstanding, all of which are beneficially owned by FTCM and Mr. Tannenbaum for the account of First
Trust Co.

          The number of Units beneficially owned by FTCM and Mr. Tannenbaum and the percentage of outstanding Units represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of FTCM and Mr. Tannenbaum on September 9, 1997 is based on 51,234 outstanding Units as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

          (c) The transactions in the Issuer's securities by FTCM during the last sixty days are listed as Annex A attached hereto and made apart hereof.

                            ANNEX A


     Transaction                   Quantity        Price per
        Date           Buy/Sell    (Units)         Unit ($)
     -----------       --------    --------       ----------
     07/31/97          Buy            100           246.00
     08/20/97          Buy            405           243.50



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:                   September 12, 1997



                              First Trust Co. Management, L.L.C.


                              By:  /s/ Jeffrey Tannenbaum
                                 ----------------------------------
                                   JEFFREY TANNENBAUM, President



                                 /s/ Jeffrey Tannenbaum
                                 ----------------------------------
                                 Jeffrey Tannenbaum